SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North

Suite 600

Birmingham, Alabama 35203

Telephone Number 205-987-5500

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 9,889,745 shares of common stock, par value $0.01 (the “Shares”), of TransAct Technologies Incorporated (the “Issuer”) outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IA, CO

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON CO

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,889,745 Shares outstanding as of February 28, 2022, as reported as outstanding by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 9 of 11 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 30, 2022, the Fund and 325 Capital Master Fund LP (“325 Master Fund”) entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed to appoint Audrey P. Dunning and Daniel M. Friedberg to the Board. The Cooperation Agreement also includes (i) a commitment by the Issuer to submit to stockholders a binding proposal at the 2022 Annual Meeting to declassify the Board and (ii) an agreement by the Issuer to separate the roles of Board Chair and Chief Executive Officer in advance of the 2022 Annual Meeting. As part of the Cooperation Agreement, 325 Master Fund and Harbert Fund have agreed to certain customary standstill and voting commitments that begin on the date of the Cooperation Agreement and expire 45 days prior to the opening of the window for the submission of stockholder nominations for the Issuer’s 2023 Annual Meeting of Stockholders.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement which is included as Exhibit C to this Amendment No. 4 and which is incorporated by reference.

In light of the foregoing, the Group Agreement previously entered into between 325 and the Fund has terminated, effective as of the date of entry into the Cooperation Agreement. For the avoidance of doubt, the Reporting Persons are no longer acting with 325 as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 6.	Purpose of Transaction

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following: The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following: Exhibit C: Cooperation Agreement.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2022

HARBERT DISCOVERY FUND, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

HARBERT DISCOVERY FUND GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

HARBERT FUND ADVISORS, INC.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

CUSIP No. 892918103	SCHEDULE 13D/A	Page 11 of 11 Pages

HARBERT MANAGEMENT CORPORATION*

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant *
Jack Bryant

By:	s/ Kenan Lucas*
Kenan Lucas

By:	/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the Act, or for any other purpose.

EXHIBIT C

COOPERATION AGREEMENT

This Cooperation Agreement, dated as of March 30, 2022 (this “Agreement”), is by and among TransAct Technologies Incorporated, a Delaware corporation (the “Company”), 325 Capital Master Fund LP, a Cayman Islands exempted limited partnership (“325 Master Fund,” collectively and with the other persons and entities listed on Schedule A hereto, the “325 Investors”), and Harbert Discovery Fund, LP, a Delaware limited partnership (“Harbert Fund,” collectively and with the other persons and entities listed on Schedule B hereto, the “Harbert Investors” and, together with the 325 Investors, the “Investor Group”). The Company and each member of the Investor Group are collectively herein referred to as a “Party” and shall collectively be referred to herein as the “Parties.”

WHEREAS, the Company and representatives of the Investor Group have engaged in discussions regarding various matters concerning the Company, including matters concerning the Board of Directors of the Company (the “Board”);

WHEREAS, on February 8, 2022, 325 Master Fund, on behalf of itself and the 325 Investors, and Harbert Fund, on behalf of itself and the Harbert Investors, submitted a notice to the Company (the “Notice”) as to the presentation of two (2) business proposals and the nomination of a slate of director candidates to be elected to the Board at the 2022 annual meeting of stockholders of the Company (the “2022 Annual Meeting”);

WHEREAS, on March 11, 2022, 325 Master Fund, on behalf of itself and the 325 Investors, and Harbert Fund, on behalf of itself and the Harbert Investors, submitted a letter to the Company demanding to inspect books, records and documents of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”);

WHEREAS, as of the date of this Agreement, the 325 Investors directly or Beneficially Own (as defined below) common stock of the Company, par value $0.01 per share (the “Common Stock”), as set forth on Schedule A hereto;

WHEREAS, as of the date of this Agreement, the Harbert Investors directly or Beneficially Own the Common Stock as set forth on Schedule B hereto; and WHEREAS, the Parties have determined that it is in their respective best interests to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Board Matters.
a.	The Company shall, effective with the execution and delivery of this Agreement, (i) increase the size of the Board from five (5) to seven (7) directors and (ii) appoint to the Board Audrey P. Dunning and Daniel M. Friedberg (together, the “Investor Group Appointees” and each, an “Investor Group Appointee”) to the class of directors with a term expiring at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Company acknowledges and agrees that prior to the date of this Agreement, the Company has received all requested information from the Investor Group Appointees and the Investor Group Appointees satisfy all eligibility, independence and other criteria required by the Company in accordance with past practice with respect to other members of the Board.

b.	Subsequent to the date of this Agreement and prior to the expiration of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall not increase the size of the Board to more than seven (7) directors without the prior written consent of the Investor Group.
c.	If, during the Standstill Period, Ms. Dunning no longer serves on the Board due to death, serious illness or disability and at all times since the date of this Agreement and at such time the Harbert Investors Beneficially Own in the aggregate at least 3.5% of the Common Stock outstanding as of the date of this Agreement (the “Harbert Company Ownership Level Minimum”), then, so long as the Harbert Investors Beneficially Own in the aggregate at least the Harbert Company Ownership Level Minimum, the Harbert Investors shall identify a replacement (who shall be fully independent of the Investor Group and qualify as “independent” pursuant to the rules of the NASDAQ Global Market and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”)) to fill the resulting vacancy caused by Ms. Dunning’s departure from the Board and any such person shall be appointed to the Board as soon as practicable, subject to the customary, good faith review and approval (such approval not to be unreasonably withheld or delayed) by the Nominating and Corporate Governance Committee (the “Governance Committee”) and the Board, (any such replacement director, a “Harbert Replacement Appointee”). If, during the Standstill Period, Mr. Friedberg no longer serves on the Board due to death, serious illness or disability and at all times since the date of this Agreement and at such time the 325 Investors Beneficially Own in the aggregate at least 3.5% of the Common Stock outstanding as of the date of this Agreement (the “325 Company Ownership Level Minimum”), then, so long as the 325 Investors Beneficially Own in the aggregate at least the 325 Company Ownership Level Minimum, the 325 Investors shall identify a replacement (who shall qualify as “independent” pursuant to the rules of the Nasdaq Stock Market and the applicable rules and regulations of the SEC) to fill the resulting vacancy caused by Mr. Friedberg’s departure from the Board and any such person shall be appointed to the Board as soon as practicable, subject to the customary, good faith review and approval (such approval not to be unreasonably withheld or delayed) by the Governance Committee and the Board (any such replacement director, a “325 Replacement Appointee” and, together with any Harbert Replacement Appointee, each a “Replacement Appointee”); provided, however, that if prior to the 2022 Annual Meeting Ms. Dunning or Mr. Friedberg no longer serves on the Board due to death or disability, then a Replacement Appointee designated pursuant to this Section 1(c) as replacing such Investor Group Appointee shall be appointed to the Board as soon as practicable but no later than 5 business days after the good faith review and approval (such approval not to be unreasonably withheld or delayed) by the Governance Committee and the Board, subject to the qualifications set forth in this Section 1(c). Upon a Replacement Appointee’s appointment to the Board, such Replacement Appointee shall be deemed to be an Investor Group Appointee for all purposes under this Agreement. For the avoidance of doubt, if a proposed Replacement Appointee is rejected by the Board for any reason, the relevant Investor Group party shall be entitled to continue proposing successive replacements to the Board and any such replacement shall be promptly appointed to the Board, subject to the qualifications set forth in this Section 1(c). All references to “Investor Group Appointee,” for purposes of this Agreement, shall be deemed references to the Replacement Appointee who replaces the applicable Investor Group Appointee in the event that a Replacement Appointee is appointed.

d.	Concurrent with the execution of this Agreement, the Investor Group hereby irrevocably withdraws (i) the Notice and (ii) the Demand Letter.

e.	Effective immediately following the execution and delivery of this Agreement, the Board and all applicable committees thereof shall take such actions as are necessary to add Ms. Dunning and Mr. Friedberg to each of the Executive Committee, Compensation Committee, Audit Committee and Governance Committee of the Board, provided that each of Ms. Dunning and Mr. Friedberg satisfy any criteria pursuant to the Company Policies (as defined below), applicable law and stock exchange regulations (including the NASDAQ listing rules), if any, that are applicable to director composition and regular Company requirements to be on such committees. The Company confirms that the Board has determined that, as of the date of this Agreement, each of Ms. Dunning and Mr. Friedberg currently satisfy all criteria pursuant to the Company Policies, applicable law and stock exchange regulations that are applicable in order to serve on each of the committees of the Board. Further, in the event the Board establishes any new committee(s) of the Board during the Standstill Period, each Investor Group Appointee shall be considered for membership on such committee(s) in the same manner as other independent members of the Board.

2

f.	While any Investor Group Appointee (or any Replacement Appointee, as applicable) serves as a director of the Board, such Investor Group Appointee shall receive compensation (including equity-based compensation, if any) for the Board and committee meetings attended, an annual retainer and benefits (including expense reimbursements) on the same basis as all other non-employee directors of the Company.

g.	The Investor Group Appointees (and any Replacement Appointee, as applicable) will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policy, and other governance guidelines and policies of the Company as other directors, as amended from time to time (collectively, “Company Policies”), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company. The Company shall make available to any Investor Group Appointee copies of all Company Policies not publicly available on the Company’s website.

h.	For purposes of this Agreement, the term “Beneficially Own” or variations thereof shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

i.	For purposes of this Agreement, the term “Affiliate” has the meaning given to it under Rule 12b- 2 promulgated by the SEC under the Exchange Act.
2.	Standstill and Voting.
a.	Each member of the Investor Group agrees that during the Standstill Period, the Investor Group will not (and will not knowingly assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board:
i.	advise, knowingly influence or encourage any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (each, a “Person”) with respect to, or effect or seek to effect, whether alone or in concert with others, the election, nomination or removal of a director of the Company other than as permitted by Section 1;
ii.	solicit proxies or written consents of stockholders or encourage or assist other stockholders to withhold any proxy, consent or other authority to vote, or conduct any other type of “withhold,” “vote no” or similar campaign with respect to the shares of Common Stock, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or knowingly encourage or assist any third party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of Common Stock (other than any encouragement, advice or influence that is consistent with the Board’s recommendation in connection with such matter);
iii.	purchase or otherwise acquire, or offer, seek, propose or agree to acquire, ownership (including beneficial ownership) of any securities of the Company, any direct or indirect rights or options to acquire any such securities, any derivative securities or contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Company; provided that the Harbert Investors and its Affiliates may beneficially own up to 9.99% of the outstanding Common Stock and any other securities of the Company entitled to vote in the election of directors and the 325 Investors and its Affiliates may beneficially own up to 13.8% of the then outstanding Common Stock and any other securities of the Company entitled to vote in the election of directors;
iv.	(A) form, join or in any other way participate in a “group” with respect to any shares of Common Stock (other than a “group” solely consisting of the Investor Group or its Affiliates), (B) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Company’s stockholders (other than to the named proxies included in the Company’s proxy card for any Stockholder Meeting (as defined below) or in accordance with Section 2(b)) or (C) agree to deposit or deposit any shares of Common Stock or any securities convertible or exchangeable into or exercisable for any such shares of Common Stock in any voting trust, agreement or similar arrangement (other than (I) to the named proxies included in the Company’s proxy card for any Stockholder Meeting, (II) customary brokerage accounts, margin accounts, prime brokerage accounts and the like or (III) any agreement solely among the Investor Group or their Affiliates);
3

v.	separately or in conjunction with any third party in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or privately, with or without conditions), indicate an interest in or effect any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving the Company or any of its subsidiaries or the assets or businesses of the Company or any of its subsidiaries or actively encourage or initiate or support any other third party in any such activity; provided, however, that the Investor Group and their Affiliates shall be permitted to (A) sell or tender their shares of Common Stock, and otherwise receive consideration, pursuant to any such transaction and (B) vote on any such transaction in accordance with Section 2(b);
vi.	(A) present at any Stockholder Meeting any proposal for consideration for action by the stockholders or (B) call or seek to call, or request the call of, alone or in concert with others, or support another stockholder’s call for, any meeting of stockholders, whether or not such a meeting is permitted by the Company’s organizational documents;
vii.	make any proposal or request that constitutes: (A) controlling, changing or influencing the Board, management or policies of the Company, including any plans or proposals to change the number or term of directors or the removal of any directors, or to fill any vacancies on the Board; (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company; (C) any other material change in the Company’s management, business or corporate structure; (D) seeking to have the Company waive or make amendments or modifications to the Company’s charter or bylaws (except as contemplated in Section 4 of this Agreement), or other actions that may impede or facilitate the acquisition of control of the Company by any person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in each case with respect to the foregoing clauses (A) through (F), except as set forth in Section 1;

viii.	make any request for stockholder list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise; provided that nothing herein shall prevent any Investor Group Appointee (or any Replacement Appointee, as applicable) from making such a request solely in such Investor Group Appointee’s capacity as a director in a manner consistent with his or her fiduciary duties to the Company;

4

ix.	except in the case of fraud by the Company, institute, solicit, join (as a party) or knowingly assist any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Investor Group to enforce the provisions of this Agreement; (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against the Investor Group or any Investor Group Appointee (or Replacement Appointee, as applicable); and (C) the exercise of statutory appraisal rights; provided that the foregoing shall not prevent the Investor Group from responding to or complying with a validly issued legal process (and the Company agrees that this Section 2(a)(ix) shall apply mutatis mutandis to the Company and its directors, officers, employees and agents (in each case, acting in such capacity) and Affiliates with respect to the Investor Group);

x.	encourage, facilitate, support, participate in or enter into any negotiations, agreements, arrangements or understandings with respect to, the taking of any actions by any other Person in connection with the foregoing that is prohibited to be taken by the Investor Group (except as set forth in Section 1); or

xi.	request that the Company, directly or indirectly, amend or waive any provision of this Section 2 (including this clause (a)(xi)), other than through non-public communications with the Company that would not reasonably be expected to trigger public disclosure obligations for any of the Parties.

The foregoing provisions of this Section 2(a) shall not be deemed to prevent any member of the Investor Group from (i) communicating privately with the Board or any of the Company’s executive officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require the Company or any member of the Investor Group to make public disclosure with respect thereto, (ii) communicating privately with stockholders of the Company when such communication is not made with an intent to otherwise violate, and would not be reasonably expected to result in a violation of, this Section 2(a) or any provision of this Agreement, (iii) identifying potential director candidates to serve on the Board, so long as such actions do not create, and that the Investor Group would not reasonably expect to create, a public disclosure obligation for the Investor Group or the Company, are not publicly disclosed by the Investor Group or its Affiliates and are undertaken on a basis reasonably designed to be confidential; (iv) making or sending private communications to investors or prospective investors in any member of the Investor Group or any of their Affiliates, provided that such statements or communications (1) are based on publicly available information; (2) are part of general discussions related to the respective portfolio of investments by the member of the Investor Group or Affiliate making or sending such private communications; and (3) are not reasonably expected to be publicly disclosed and are understood by all parties to be confidential communications; or (v) taking any action to the extent necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any member of the Investor Group. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the Investor Group Appointees (or any Replacement Appointee, as applicable) in the exercise of their fiduciary duties under applicable law as directors of the Company.

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b.	In respect of any vote or consent of the Company’s stockholders during the Standstill Period (whether at an annual or special stockholder meeting or pursuant to an action by written consent of the stockholders) (each a “Stockholder Meeting”), the Investor Group and the members of the Investor Group shall appear or act in person or by proxy and vote all shares of Common Stock Beneficially Owned by them in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (a “Director Proposal”), (ii) the ratification of the appointment of the Company’s independent registered public accounting firm and (iii) any other proposal submitted to the Company’s stockholders at a Stockholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; provided, however, that in the event Institutional Stockholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the stockholders at any Stockholder Meeting (other than Director Proposals), the Investor Group and the members of the Investor Group are permitted to vote the shares of Common Stock Beneficially Owned by them at such Stockholder Meeting in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Investor Group and the members of the Investor Group shall be entitled to vote the shares of Common Stock Beneficially Owned by them in their sole discretion with respect to (A) any transaction that would, if consummated, result in a Change of Control (defined below) of the Company, or (B) any equity tender offer, equity exchange offer, merger, acquisition, business combination, or other transaction with a third party that, in each case, would result in a Change of Control, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets, and, for the avoidance of doubt, including any such transaction with a third party that is submitted for a vote of the Company’s stockholders. The “Standstill Period” shall begin as of the date of this Agreement and shall remain in full force and effect until the date that is forty-five (45) days prior to the opening of the window for the submission of stockholder nominations for the 2023 Annual Meeting pursuant to the Company’s Amended and Restated By-laws, as currently in effect as of the date hereof. For purposes of this Agreement, a “Change of Control” shall be deemed to have taken place if (A) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the equity interests and voting power of the Company’s then outstanding equity securities, (B) the Company effects a merger or a stock-for-stock transaction with a third party whereby immediately after the consummation of the transaction the Company’s stockholders retain less than 50% of the equity interests and voting power of the surviving entity’s then outstanding equity securities or (C) the Company sells all or substantially all of the Company’s assets to a third party.

3.	Mutual Non-Disparagement. During the Standstill Period, (a) the Investor Group shall not, and shall cause its respective directors, officers, partners, members, employees and agents (in each case, acting in such capacity) not to make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise defames or is critical of the Company, its officers or its directors or any person who has served as an officer or director of the Company in the past and (b) the Company shall not, and shall cause its directors, officers, partners, members, employees and agents (in each case, acting in such capacity) not to, make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise defames or is critical of the Investor Group, the members of the Investor Group or their respective officers or directors or any person who has served as an officer or director of an Investor Group in the past. The foregoing shall not prevent the making of any factual statement at any time or in any manner including in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with purported jurisdiction over the party from whom information is sought.
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4.	Corporate Governance Matters.
a.	At the 2022 Annual Meeting, the Company will submit to a vote of its stockholders an appropriate binding proposal (the “Declassification Proposal”) that, if approved by stockholders, would begin the process of declassifying the Board such that the directors elected at the 2023 Annual Meeting would be elected to terms expiring at Company’s 2024 Annual Meeting of Stockholders and all directors will be elected for one year terms beginning at the 2025 Annual Meeting of Stockholders. The Board will recommend that the Company’s stockholders vote, and will solicit proxies, in favor of the Declassification Proposal at the 2022 Annual Meeting in a manner no less rigorous and favorable than the manner in which Company supports its other proposals at the 2022 Annual Meeting.
b.	Subsequent to the date of this Agreement and prior to the 2022 Annual Meeting, the Board shall take all necessary steps to ensure that the Chairman of the Board, at the time of the 2022 Annual Meeting, shall be deemed “independent” pursuant to the rules of the NASDAQ Global Market and the applicable rules and regulations of the SEC, and is not the same person as the Chief Executive Officer of the Company.

5.	Disclosure of this Agreement. Promptly following the execution of this Agreement, the Company and the Investor Group shall jointly issue a press release (the “Press Release”) announcing this Agreement, substantially in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor the Investor Group shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. None of the Parties shall make any public statement (including in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release. During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 16, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except to the extent required by law or the rules and regulations under any stock exchange or governmental entity with the prior written consent of the Investor Group and the Company, as applicable, and otherwise in accordance with this Agreement. Notwithstanding the foregoing, the Investor Group acknowledges and agrees that the Company may file this Agreement as an exhibit to a Current Report on Form 8-K within four (4) business days of the execution of this Agreement, provided that the Company shall first preview such Current Report with the Investor Group in advance of making such filing and consider comments by the Investor Group. Promptly following the execution of this Agreement, the 325 Investors and the Harbert Investors shall each file an amendment to their respective Schedule 13Ds (together, the “13D Amendments”), reporting their entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference to the Company’s Current Report on Form 8-K referred to in this Section 5 if the Agreement is included, provided that the Schedule 13D Amendments will be consistent with the terms of this Agreement and the 325 Investors and the Harbert Investors shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D Amendments prior to them being filed with the SEC and consider in good faith any comments of the Company.
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6.	Representations and Warranties.
a.	The Company represents and warrants to the Investor Group that: (i) the Company has the requisite corporate power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (iii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

b.	Each member of the Investor Group represents and warrants to the Company that: (i)(A) as of the date of this Agreement, such member of the Investor Group Beneficially Owns, directly or indirectly, only the number of Common Stock as described opposite its name on Schedules A-B to this Agreement and each such schedule includes all Affiliates of such member of the Investor Group that own any securities of the Company Beneficially or of record and reflects all Common Stock in which such member of the Investor Group has any interest or right to acquire, whether through derivative securities, voting agreements or otherwise; (i)(B) as to the 325 Investors, the other persons and entities listed on Schedule A hereto are all of the Affiliates of 325 Master Fund that Beneficially Own, directly or indirectly, Common Stock, and the other persons and, as to the Harbert Investors, the entities listed on Schedule B hereto are all of the Affiliates of Harbert Fund that Beneficially Own, directly or indirectly, Common Stock; (i)(C) as of the date of this Agreement, other than as disclosed herein, such member of the Investor Group does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to Beneficial Ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement; (ii) this Agreement has been duly and validly authorized, executed and delivered by such member of the Investor Group, and constitutes a valid and binding obligation and agreement of such member of the Investor Group, enforceable against such member of the Investor Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) such member of the Investor Group has the authority to execute this Agreement on behalf of itself and the applicable member of the Investor Group associated with that signatory’s name, and to bind such member of the Investor Group to the terms of this Agreement; (iv) the execution, delivery and performance of this Agreement by such member of the Investor Group does not and will not violate or conflict with (A) any law, rule, regulation, order, judgment or decree applicable to it or the Investor Group Appointees, or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member of the Investor Group is a party or by which it is bound; and (v) each of the Investor Group Appointees, with the exception of Mr. Friedberg, is fully independent from the Investor Group and its Affiliates and the Investor Group Appointees will not be, and the Investor Group will not consider the Investor Group Appointees to be, stockholder designees or stockholder representatives of the Investor Group. Each member of the Investor Group represents and warrants that it has not compensated, other than providing indemnification to Ms. Dunning in connection with Ms. Dunning’s role as a director nominee, the Investor Group Appointees in connection with the Company, nor does it have any voting commitments (written or oral) with any of the Investor Group Appointees as of the date of this Agreement, and agrees that it shall not compensate any of the Investor Group Appointees solely in respect of their service as a director on the Board or enter into voting commitments (written or oral) relating to the Company with any director or officer of the Company.

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7.	No Joint Liability. Notwithstanding anything to the contrary in this Agreement, all representations, warranties, covenants, liabilities and obligations under this Agreement are several, and not joint, except among the 325 Investors collectively as a party to this Agreement and among the Harbert Investors collectively as a party to this Agreement, and neither the 325 Investors nor the Harbert Investors will be liable for any breach, default, liability or other obligation of such other party.
8.	Expenses. The Company shall reimburse the Investor Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the 2022 Annual Meeting and the negotiation and execution of this Agreement, not to exceed the aggregate amount previously agreed to by the Company and the Investor Group.
9.	Amendment in Writing. This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the Parties hereto.
10.	Governing Law/Venue/Waiver of Jury Trial/Jurisdiction. Each Party (a) irrevocably and unconditionally consents to submit itself to the exclusive personal jurisdiction of the courts of the State of Delaware or, if unavailable, the federal court in the State of Delaware, in each case sitting in the County of New Castle in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than state and federal courts of the State of Delaware sitting in the County of New Castle, and each of the Parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other Party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such Party’s principal place of business or as otherwise provided by applicable law.

THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

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11.	Specific Performance. The Parties expressly agree that an actual or threatened breach of this Agreement by any Party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each Party shall be entitled to a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions, and each Party agrees it will not take any action, directly or indirectly, in opposition to another Party seeking relief. Each of the Parties agrees to waive any requirement for the security or posting of any bond in connection with any such relief.

12.	Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

13.	Non-Waiver. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

14.	Entire Agreement. This Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

15.	Notice. All notices and other communications which are required or permitted hereunder shall be in writing and shall be deemed validly given, made or served, when delivered in person or sent by overnight courier, when actually received during normal business hours, or on the date of dispatch by the sender thereof when sent by e-mail (to the extent that no “bounce back,” “out of office” or similar message indicating non-delivery is received with respect thereto), if such dispatch is made by 5:00 p.m. New York City time on a business day or, if made after 5:00 p.m. New York City time on a business day, such notice or other communication shall be deemed to have been received on the next succeeding business day, at the address specified in this Section 15:

TransAct Technologies Incorporated
One Hamden Center
2319 Whitney Avenue
Suite 3B
Hamden, CT 06518
Attention: Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
Email: sdemartino@transact-tech.com

with a copy, which will not constitute notice, to:

Vinson & Elkins L.L.P.
The Grace Building 1114
Avenue of the Americas
32nd Floor
New York, New York 10036
Attention: Lawrence S. Elbaum
C. Patrick Gadson
Email: lelbaum@velaw.com pgadson@velaw.com

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If to the 325 Investors:

325 Capital Master Fund LP
c/o 325 Capital LLC
200 Park Avenue, 17th Floor
New York, NY 10016
Attention: Daniel M. Friedberg
Email: dfriedberg@325Capital.com

with a copy, which will not constitute notice, to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Elizabeth Gonzalez-Sussman
Email: EGonzalez@olshanlaw.com

If to the Harbert Investors:

Harbert Discovery Fund, LP
c/o Harbert Discovery Fund GP, LLC
2100 Third Avenue North, Suite 600
Birmingham, AL 35203
Attn: Kevin A. McGovern
Email: kmcgovern@harbert.net

with a copy, which will not constitute notice, to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Eleazer Klein
Email: eleazer.klein@srz.com

16.	Termination. This Agreement shall cease, terminate and have no further force and effect upon the expiration of the last day of the Standstill Period as set forth in Section 2(b), unless earlier terminated by mutual written agreement of the Parties or as otherwise set forth herein; provided that Sections 8 through 21 shall survive the termination of this Agreement.
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17.	Further Assurances. The members of the Investor Group and the Company agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.
18.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.
19.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.
20.	Interpretation; Construction. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented.

21.	Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[The remainder of this page is left blank intentionally.]

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IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date first set forth above.

TRANSACT TECHNOLOGIES INCORPORATED

By:
Name: Bart C. Shuldman
Title: Chairman and Chief Executive Officer

[Signature Page to Cooperation Agreement]

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC,
its General Partner

By:
Name: Michael Braner
Title: Managing Member

[Signature Page to Cooperation Agreement]

HARBERT DISCOVERY FUND, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:
Name: Kevin McGovern
Title: Vice President and General Counsel

[Signature Page to Cooperation Agreement]

SCHEDULE A

THE 325 INVESTORS

Investor Name	Direct or Beneficial Ownership

325 Capital Master Fund LP	225,328 shares of Common Stock
325 Capital GP LLC	225,328 shares of Common Stock
325 Capital LLC	1,011,789 shares of Common Stock
Daniel M. Friedberg	1,011,789 shares of Common Stock
Michael Braner	1,011,789 shares of Common Stock
Anil Shrivastava	1,011,789 shares of Common Stock

SCHEDULE B

THE HARBERT INVESTORS

Investor Name	Direct or Beneficial Ownership

Harbert Discovery Fund, LP	640,168 shares of Common Stock
Harbert Discovery Fund GP, LLC	640,168 shares of Common Stock
Harbert Fund Advisors, Inc.	640,168 shares of Common Stock
Harbert Management Corporation	640,168 shares of Common Stock
Jack Bryant	640,168 shares of Common Stock
Kenan Lucas	640,168 shares of Common Stock
Raymond Harbert	640,168 shares of Common Stock

Exhibit A

(Press Release)

TransAct Technologies Announces Cooperation Agreement with 325 Capital and Harbert Discovery Fund

Daniel Friedberg and Audrey Dunning Appointed to the Company’s Board of Directors

HAMDEN, Conn. --Mar. 31, 2022-- TransAct Technologies Incorporated (Nasdaq: TACT) (“TransAct” or the “Company”), a global leader in software-driven technology and printing solutions for high-growth markets, today announced that it has entered into a Cooperation Agreement with 325 Capital Master Fund LP and certain of its affiliates (collectively, “325 Capital”) and Harbert Discovery Fund, LP and certain of its affiliates (collectively, “Harbert Discovery Fund”). 325 Capital and Harbert Discovery Fund combined have reported beneficial ownership of approximately 16.8 percent of TransAct’s outstanding shares of common stock.

The terms of the Cooperation Agreement include, among others, (i) the appointment of both Daniel M. Friedberg and Audrey P. Dunning to TransAct’s Board of Directors (the “Board”), which will increase in size from five to seven directors, (ii) the continuation of the commitment by the Company to declassify the Board by submitting to stockholders a binding proposal at the upcoming annual meeting of stockholders (the “2022 Annual Meeting”), and (iii) an agreement by the Company to separate the roles of Board Chair and CEO in advance of the 2022 Annual Meeting. Consistent with the Cooperation Agreement, the Board elected Haydee Ortiz Olinger to serve as Chairman of the Board, effective immediately. In addition, 325 Capital and Harbert Discovery Fund have agreed to certain customary standstill and voting commitments beginning on the date of the Cooperation Agreement and ending 45 days prior to the opening of the window for the submission of stockholder nominations for the Company’s 2023 Annual Meeting of Stockholders.

“TransAct is committed to an open dialogue with our stockholders and we welcome all investor perspectives on the Company’s long-term opportunities to create stockholder value,” said Bart C. Shuldman, CEO of TransAct. “We are pleased to welcome Ms. Dunning, a technology industry veteran who has financial services, retail and technology experience, and Mr. Friedberg, who currently serves as Managing Partner of 325 Capital and has broad management consulting and industry leadership experience, to the Board. Both should bring their expertise and perspective in the boardroom as we continue to grow in our food service technology market.”

“The actions taken today are an important step forward as we seek to maximize value for every TransAct stockholder,” said Daniel M. Friedberg, Managing Partner of 325 Capital. “We are pleased to have aligned with TransAct’s management team and Board and look forward to working together with the Company to drive long-term value and add to our already productive relationship.”

“Mr. Friedberg and Ms. Dunning are perfectly qualified to bring their relevant expertise and fresh perspectives to the Board,” said Kenan H. Lucas, Managing Director and Portfolio Manager at Harbert Discovery Fund. “We thank TransAct for its constructive approach during this process, and we are confident that the addition of the new Board members will help the Company to deliver solid execution on its initiatives.”

About TransAct Technologies Incorporated

TransAct Technologies Incorporated is a global leader in developing and selling software-driven technology and printing solutions for high-growth markets including food service, casino and gaming, POS automation, and oil and gas. The Company’s world-class products are designed from the ground up based on market and customer requirements and are sold under the BOHA!™, AccuDate™, EPICENTRAL®, Epic, Ithaca® and Printrex® brands. TransAct has sold over 3.6 million printers, terminals and other hardware devices around the world and is committed to providing world-class service, spare parts and accessories to support its installed product base. Through the TransAct Services Group, the Company also provides customers with a complete range of supplies and consumable items both online at http://www.transactsupplies.com and through its direct sales team. TransAct is headquartered in Hamden, CT. For more information, please visit http://www.transact-tech.com or call (203) 859- 6800.

TransAct®, BOHA!™, AccuDate™, Epic, EPICENTRAL®, Ithaca® and Printrex® are trademarks of TransAct Technologies Incorporated. ©2022 TRANSACT Technologies Incorporated. All rights reserved.

IMPORTANT ADDITIONAL INFORMATION

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the 2022 Annual Meeting. The Company intends to file a definitive proxy statement and a proxy card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, THE ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Company’s definitive proxy statement for the 2021 Annual Meeting of Stockholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4, and 5, which are available on the Company’s website at https://transacttech.gcs-web.com/ or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 on file with the SEC. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2022 Annual Meeting. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at https://transacttech.gcs- web.com/.

Investor Contact:

Ryan Gardella Ryan.gardella@icrinc.com